Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

07025230

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

July 11, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Release dated July 19, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

dw 7/17

*Caracas - Despacho de Abogados miembros de Macleod Dixon, SC
*Rio de Janeiro - Macleod Dixon Consultores Em Direito Estrangeiro

F:\KENNEDJ\CONNACHER\US Matters\SEC Transmittal Ltr PR 10 July 07.doc

Connacher
OIL AND GAS LIMITED

PRESS RELEASE **July 10, 2007**

CONNACHER REPORTS SIGNIFICANT RESERVE INCREASES DURING FIRST HALF 2007; BITUMEN RESERVES AND RESOURCES UP IN ALL CATEGORIES; 2P BITUMEN RESERVES UP 111 PERCENT TO 178 MILLION BARRELS; 3P BITUMEN RESERVES UP 120 PERCENT TO 242 MILLION BARRELS; 2P RESERVES PLUS BEST ESTIMATE TOTAL RESOURCES UP 60 PERCENT TO 417 MILLION BARRELS; 3P RESERVES PLUS HIGH ESTIMATE TOTAL RESOURCES CLOSE TO 800 MILLION BARRELS

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announces today that the company's bitumen reserve and resource base expanded considerably during the first half of 2007. The increase reflects the impact of the company's drilling of 81 core holes in December 2006 and during the first quarter of 2007. Connacher's proved plus probable (2P) recoverable bitumen reserves increased 111 percent to 178 million barrels. The company's proved plus probable plus possible (3P) recoverable bitumen reserves increased 120 percent to 242 million barrels. Recoverable 2P plus best estimate total resources of bitumen (defined below) increased 60 percent to 417 million barrels, with $6.5 billion of future net revenue and a 10 percent pre-tax present value of $1.1 billion. Recoverable 3P reserves plus high estimate total resources of bitumen (defined below) increased 67 percent to 798 million barrels, with $13.4 billion of future net revenue and a 10 percent pre-tax present value of $1.6 billion; annual production for this category was forecast to peak at 60,215 bbl/d in 2022. Future net revenue is calculated after deduction of forecast royalties, operating expenses, capital expenditures and well abandonment costs but before corporate overhead or other indirect costs, including interest and income taxes.

Estimates of conventional reserves also showed continuing improvement. After production of approximately 450,000 barrels of oil equivalent ("boe"), Connacher's conventional 2P recoverable reserves rose 14 percent to 10 million boe, buoyed by a 27 percent increase in 2P natural gas reserves to 42 Bcf at June 30, 2007 due to successful winter drilling, primarily at Marten Creek, Alberta. These 2P reserves were assigned a 10 percent pre-tax present value of $156 million. There was no evaluation of conventional 3P reserves.

The estimates as at June 30, 2007 ("GLJ June 2007 Report") were prepared by independent evaluators, GLJ Petroleum Consultants ("GLJ") of Calgary, Alberta and in certain instances are compared to reserve estimates provided by GLJ in a report ("GLJ 2006 Report") with an effective date of December 31, 2006. The GLJ June 2007 Report and the GLJ 2006 Report were prepared using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and in accordance with National Instrument 51-101 ("NI 51-101").

Readers are cautioned that the conversion used in calculating barrels of oil equivalent (6 mcf:1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Furthermore, boes may be misleading if used in isolation. Also, estimations of reserves and future net revenue to be discussed in this press release constitute forward-looking statements. See "Forward Looking Statements" below. All references to future net revenue in this press release are stated before taxes. Future net revenues do not represent fair market value.

Bitumen Reserves

Connacher owns a 100 percent working interest in approximately 95,000 acres of oil sands leases at its Great Divide project, situated approximately 80 kilometres southwest of Fort McMurray, Alberta, and at Half Way Creek, Alberta, situated 40 kilometres northeast of Great Divide. Several oil accumulations in the McMurray formation have been identified for development on the Great Divide leases, including Pod One which contains over 20 metres of net steam assisted gravity drainage ("SAGD") pay and is currently being developed. Construction of a 10,000 barrel per day facility at Great Divide is nearing completion, with start-up of SAGD operations anticipated shortly. A total of 15 SAGD well pairs have been drilled in conjunction with this project. Great Divide is located close to existing commercial operations at Hangingstone and access to the Great Divide is via Highway 63. Additional details regarding Connacher's development at Great Divide can be accessed at www.connacheroil.com or at www.sedar.com.

Recently, Connacher has submitted an application to regulators to develop the Algar Project ("Algar") in the Great Divide area. Algar is a planned 10,000 bbl/d SAGD project which will require the construction of another plant and facility by Connacher once approval to proceed has been received. It will be situated approximately six miles east of Pod One.

The major development for Connacher since December 31, 2006 was the completion of the drilling of 81 new core holes on its main lease block at Great Divide. As a result of this drilling, which was focused on establishing new project opportunities, the company's 2P and 3P bitumen reserves increased significantly. There was not as consequential an increase in proved (1P) reserves as limited drilling was conducted in the vicinity of Pod One, although proved reserves did increase 22 percent to 53 million barrels. The related ten percent present value of 1P reserves increased by 62 percent reflecting the considerable investment in Pod One already completed by Connacher.

Connacher's 2P bitumen reserves increased by 111 percent to reach 178 million barrels, compared to 84 million barrels at year end 2006, reflecting increases at Pod One and new 2P reserve recognition at Algar. The company's 3P bitumen reserves rose 120 percent to 242 million barrels, compared to 110 million barrels at year end 2006. Increases were again allocated to Pod One and new reserves at Algar.

During 2006, GLJ was able to recognize considerable additional contingent and prospective resources (as defined in the notes following the table below) on the Great Divide lands owned by Connacher. This advanced considerably as a consequence of first half 2007 activity.

Our 1P and low estimate (as defined in the notes following the table below) contingent resources increased 63 percent to 114 million barrels, compared to estimates of 70 million barrels at year end 2006. Connacher's 2P reserves and best estimate (as defined in the notes following the table below) contingent resources increased 62 percent to 303 million barrels compared to year end 2006 estimates of 188 million barrels; 3P reserves and high estimate (as defined in the notes following the table below) contingent resources were estimated to have increased 70 percent to 452 million barrels from 266 million barrels at year end 2006.

The company's 1P reserves and low estimate total resources (contingent and prospective) were also estimated at 114 million barrels; 2P reserves and best estimate total resources were estimated at 417 million barrels and 3P reserves and high estimate total resources were estimated to have increased 67 percent to 798 million barrels from 479 million barrels at December 31, 2006.

The GLJ June 2007 Report estimated Connacher's 1P bitumen reserves would generate $727 million of future net revenue with a 10 percent present value of $310 million, after deduction of future capital requirements of $316 million and abandonment costs of $8 million.

Connacher's 2P bitumen reserves were forecast to generate $2.7 billion of future net revenue with a 10 percent present value of $683 million, after future capital of $1.1 billion and abandonment costs of $9 million.

The Company's 3P bitumen reserves were forecast to generate $4.2 billion of future net revenue with a 10 percent present value of $777 million, after future capital of $1.6 billion and abandonment costs of $31 million.

Our 2P reserves and best estimate contingent resources were forecast to generate $4.6 billion of future net revenue with a 10 percent present value of $873 million, after future additional capital to develop the contingent resources of $2.3 billion and $44 million of abandonment costs.

Connacher's 2P reserves and best estimate total (contingent and prospective) resources were forecast to generate $6.5 billion of future net revenue with a 10 percent present value of $1.1 billion, after future capital of $3.1 billion and abandonment costs of $59 million. Under this scenario, future annual production is forecast by GLJ to peak at 40,264 bbl/d in 2029.

The Company's 3P reserves and high estimate total resources were forecast to generate $13.4 billion of future net revenue with a 10 percent present value of $1.6 billion after future capital of $6.7 billion and abandonment costs of $127 million. Under this scenario, future annual production is forecast by GLJ to peak at 60,215 bbl/d in 2022.

The resource volumes have not been classified as reserves at this time, pending further delineation drilling, development planning, project design and further regulatory applications. The resource values should be considered indicative in nature only, pending further design work to confirm timing and capital estimates.

Connacher Oil and Gas Limited Conventional Canadian Reserves									
	OIL & NGLs (mmbbl)			NATURAL GAS (bcf)			Equivalent (mmboes)		
	31/12/06	30/06/07	%Δ	31/12/06	30/06/07	%Δ	31/12/06	30/06/07	%Δ
Proved (1P)[1]	2.4	2.2	(15)	25	30	19	6.5	7.1	
Probable[2]	0.8	0.8	(2)	9	13	47	2.2	2.9	30
Proved + Probable (2P)[1,2]	3.2	3.0	(7)	34	43	27	8.7	10.0	14

Connacher Oil and Gas Limited Combined Conventional and Bitumen Reserves (mmboes)			
	31/12/06	30/06/07	%Δ
Proved Conventional[1]	7	7	
Proved Bitumen[1]	44	53	
Total Proved (1P)[1]	51	60	19
Probable Conventional[2]	2	3	
Probable Bitumen[2]	40	125	
Total Probable[2]	42	128	200
Proved + Probable Conventional (2P)[1,2]	9	10	
Proved + Probable Bitumen[1,2]	84	178	
Total 2P[1,2]	93	188	102

Connacher Oil and Gas Limited 10% Present Value of Future Net Revenue Bitumen Reserves and Resources ($mm)			
	31/12/06	30/06/07	%Δ
Proved (1P)[1]	191	310	62
2P[1,2]	376	683	81
3P[1,2,3]	464	777	67
1P + Low Estimate Contingent Resources[1,4,6]	243	410	69
2P + Best Estimate Contingent Resources[1,2,4,7]	584	873	49
3P + High Estimate Contingent Resources[1,2,3,4,8]	814	1,173	44
1P + Low Estimate Total Resources[1,6,9]	487	410	(16)
2P + Best Estimate Total Resources[1,2,7,9]	778	1,081	39
3P+ High Estimate Total Resources[1,2,3,8,9]	1,245	1,627	31

Connacher Oil and Gas Limited 10% Present Value of Future Net Revenue Total Company (Conventional and Bitumen) [10]			
($mm)	31/12/06	30/06/07	%Δ
Proved Conventional[1]	114	117	
Proved Bitumen[1]	198	303	
Total Proved (1P)[1]	312	420	34
Probable Conventional[2]	30	40	
Probable Bitumen[2]	186	372	
Total Probable[2]	216	412	90
P+P Conventional (2P)[1][2]	144	156	
P+P Bitumen (2P)[1][2]	385	683	
P+P Total (2P)[1][2]	529	839	59

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90% likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(3) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is only a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. Possible reserves were 25.7 million barrels in the GLJ 2006 Report, and 64.4 million barrels in the GLJ June 2007 Report.

(4) Contingent resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but are not currently economic. GLJ has categorized these resources as contingent as additional delineation drilling, development planning, project design and further regulatory applications are required.

(5) Prospective resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from undiscovered accumulations. If discovered, they would be technically and economically viable to recover. There is no certainty, however, that prospective resources will be discovered.

(6) Low Estimate is considered to be a conservative estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term reflects P_{90} confidence level.

(7) Best Estimate is considered to be the best estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term is a measure of central tendency of the uncertainty distribution (P_{50}).

(8) High Estimate is considered to be an optimistic estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, the term reflects a P_{10} confidence level.

(9) Total resources includes contingent resources and prospective resources.

(10) Tables may not add due to rounding.

Connacher Oil and Gas Limited is a Calgary-based crude oil and natural gas exploration and production company. Its primary asset is comprised of its oil sands holdings in the Great Divide region of northeastern Alberta. Great Divide Pod One (10,000 bbl/d) is approaching the commissioning phase and recently Connacher applied to develop its second 10,000 bbl/d project at Algar, about six miles east of Pod One. The company also owns conventional crude oil and natural gas properties in western Canada, a 9,500 barrel per day refinery in Montana and owns twenty six percent of Petrolifera Petroleum Limited (PDP-TSX), a company active in the oil and gas business in South America.

Forward Looking Statements

This press release contains forward-looking statements, including but not limited to estimated reserves and future net revenues, future capital expenditures, estimated well abandonment costs and anticipated production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to risks associated with the oil and gas

industry (e.g. operational risks in development, exploration and production delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations and the risk associated with changes in legislation related to royalties, taxation and environmental matters. Additional risks and uncertainties are described in the company's Annual Information Form which is filed on SEDAR at www.sedar.com.

The reserves and future net revenue in this press release represent estimates only. The reserves and future net revenue from the company's properties have been independently evaluated by GLJ with effective dates of June 30,2007 and December 31, 2006, respectively. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating costs, abandonment costs, royalties and other government levies that may be imposed during the producing life of the reserves. These assumptions were based on price forecasts in use by GLJ at June 30, 2007 and at December 31, 2006. Many of these assumptions are subject to change and are beyond the control of the company. Actual production, sales and cash flows derived therefrom will vary from the evaluation and such variations could be material. The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated crude oil and natural gas reserves attributable to the company's properties. There can be no assurance that prospective resources will be discovered or that contingencies relating to the contingent resources will be satisfied such that these resources may be classified as reserves. Estimates of future net revenue do not represent fair market value.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. The company assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.

For further information

Richard A Gusella
President and Chief executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com www.connacheroil.com

END